John Dana Brown

Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Armada Nano Technologies Group, Inc. Offering Statement on Form 1-A Filed January 12, 2018 File No. 024-10789

Acceleration Request

Requested Date:     May 8, 2018

Requested Time:    12:00 PM Eastern Time

Dear Mr. Brown:

Armada Nano Technologies Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Jeffrey M. Stein, who is an attorney with the Company’s outside legal counsel, JMS Law Group, PLLC, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

●

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company also agrees that it will only sell shares of its common stock pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Jeffrey Stein (516) 422-6285 or email to him at: jstein@jmslg.com.

Very truly yours,

Armada Nano Technologies Group, Inc.

By:	/s/ David Champ
David Champ
President

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